EX-99.d.1.i

AMENDMENT NO. 1 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated July 13, 2026 (the “Agreement”) between NOMURA ETF TRUST II and DELAWARE MANAGEMENT COMPANY, a series of Nomura Investment Management Business Trust (the “Investment Manager”), lists the Funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each Fund and the date on which the Agreement became effective for each Fund. This Exhibit A shall be amended from time to time to reflect the addition and/or termination of any Fund as a Fund hereunder and to reflect any change in the fees payable with respect thereto.

1.	Advisory Fee Funds. For purposes of each Fund listed in the table below (each an “Advisory Fee Fund”), and for the services to be provided by the Investment Manager under the Agreement with respect to each Advisory Fee Fund, the Trust shall pay to the Investment Manager an annual advisory fee calculated based on average daily net assets equal to the amounts set forth below on this Exhibit. A

Advisory Fee Funds

Funds	Effective Date	Management Fee (as a % of average daily net assets)
Nomura Strategic Income ETF	July 13, 2026	0.40%
Nomura Small and Mid Cap ETF	July 13, 2026	0.59%
Nomura Diversified Income ETF	October 26, 2026	0.31%
Nomura Limited-Term Diversified Income ETF	October 26, 2026	0.29%
Nomura Tax-Free California ETF	October 26, 2026	0.35%

2.	Unitary Fee Funds.
a.	Expenses of the Fund. For each Fund that is listed in the table below (each a “Unitary Fee Fund”), the Investment Manager agrees to pay all expenses incurred by the Trust on behalf of each such Unitary Fee Fund. Notwithstanding the foregoing sentence, the Trust, on behalf of each Unitary Fee Fund, on a Fund-by-Fund basis out of the assets of the particular Fund for which an expense relates, agrees to pay all of the following expenses incurred by such Fund: (i) interest expenses; (ii) taxes (including, but not limited to, income, excise, transfer and withholding taxes); (iii) expenses of the Fund incurred with respect to the acquisition and disposition of portfolio securities, instruments or other investments and the execution of portfolio transactions, including brokerage commissions; (iv) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, including distribution fees; (v) litigation expenses; (vi) the investment advisory fee payable to the Investment Manager under the Agreement as set forth below in this Exhibit A); (vii) non-routine or extraordinary expenses; and (viii) acquired fund fees and expenses.
b.	Compensation of Investment Manager. For purpose of each Unitary Fee Fund, as compensation for the investment services to be rendered to a particular Fund by the Investment Manager under the provisions of this Agreement, the Trust shall pay to the Investment Manager an annual investment advisory fee equal to the amount set forth below on this Exhibit A of the average daily value of each Fund’s net assets.

Unitary Fee Funds

Funds	Effective Date	Management Fee (as a % of average daily net assets)
Nomura Japan Equity ETF	November 4, 2026	0.49%
Nomura Wilshire Multi-Strategy Alternative ETF	December 10, 2026	0.89%

DELAWARE MANAGEMENT COMPANY, A series of Nomura Investment Management Business Trust		NOMURA ETF TRUST II

By:	/s/ Richard Salus	By:	/s/ Daniel V. Geatens
Name:	Richard Salus	Name:	Daniel V. Geatens
Title:	SVP	Title:	SVP/Treasurer